FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 000-30850

Valcent Products Inc.

828 Harbourside Drive, Suite 208
North Vancouver, BC V7P 3R9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Report of Foreign Private Issuer

        On January 30, 2007, Valcent Products Inc. announced that it completed a USD $2,000,000 private placement of convertible notes with a group of accredited institutional investors.

        The convertible notes will mature on December 11, 2008, and carry interest at six percent (6%) per annum. The Notes are convertible into “Units” at the Note Holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one common share and one warrant to purchase an additional common share at US$0.70 per share until December 11, 2008. At the discretion of the Note Holder, interest on the Notes is payable in either cash or Units at US$0.50 per Unit. The Notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the Note Holders.

        The Company is obligated to file a resale registration statement on the underlying securities within four months of closing.

        The press release attached to this Form 6-K is issued in reliance on Rule 135c under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc. By: /s/ M. Glen Kertz Name: M. Glen Kertz Title: Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Convertible Note
99.2	Press Release dated January 30, 2007